Hausmann Industries, Inc.

Financial Statements
As of December 31, 2016 and 2015 and For the Years Then Ended

Together with Independent Auditors' Report



Tanner LLC
Key Bank Tower at City Creek
36 South State Street, Suite 600
Salt Lake City, Utah 84111-1400
Telephone 801.532.7444
www.tannerco.com





Independent Auditors' Report

To the Stockholders of
Hausmann Industries, Inc.

We have audited the accompanying financial statements of Hausmann Industries, Inc. (the Company), which comprise the balance sheets as of December 31, 2016 and 2015, the related statements of income, stockholders' equity, and cash flows for the years then ended, and the related notes to financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to error or fraud.

Auditors' Responsibility
Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to error or fraud. In making those risk assessments, the auditors consider internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hausmann Industries, Inc. as of December 31, 2016 and 2015, and the results of its operations and its cash flows for the years then ended, in accordance with accounting principles generally accepted in the United States of America.



March 30, 2017

Hausmann Industries, Inc.
Balance Sheets
As of December 31,

	2016	2015
Assets		
Current assets:		
Cash and cash equivalents	$ 443,928	$ 792,128
Accounts receivable, net of allowance for doubtful accounts of $19,000	1,911,961	1,771,344
Inventories	1,934,113	2,164,338
Prepaid expenses and other current assets	167,725	190,592
Total current assets	4,457,727	4,918,402
Property and equipment, net	684,219	923,329
Total assets	$ 5,141,946	$ 5,841,731
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 656,337	$ 843,255
Accrued expenses	579,300	632,396
Current portion of long-term debt	59,171	56,095
Total current liabilities	1,294,808	1,531,746
Long-term debt, net of current portion	134,147	193,069
Total liabilities	1,428,955	1,724,815
Commitments and contingencies		
Stockholder's equity:		
Common stock, no par value, 100 shares authorized, 53 shares issued and outstanding	537,821	537,821
Retained earnings	3,175,170	3,579,095
Total stockholders' equity	3,712,991	4,116,916
Total liabilities and stockholders' equity	$ 5,141,946	$ 5,841,731

See accompanying notes to financial statements.

Hausmann Industries, Inc.
Statements of Income
For the Years Ended December 31,

	2016	2015
Sales, net	$ 14,835,125	$ 15,463,818
Cost of goods sold, including depreciation of $238,685 and $204,051, respectively	10,627,238	10,773,638
Gross profit	4,207,887	4,690,180
Operating expenses:		
Selling, general, and administrative	3,335,839	3,514,948
Depreciation	11,710	30,094
Research and development	43,064	49,181
Operating income	817,274	1,095,957
Other income (expense):		
Interest expense	(12,217)	(14,884)
Other income, net	134,819	111,625
Other income, net	122,602	96,741
Net income	$ 939,876	$ 1,192,698

See accompanying notes to financial statements.

Hausmann Industries, Inc.
Statements of Stockholders' Equity
For the Years Ended December 31, 2016 and 2015

	Common Stock		Retained	Total Stockholders'
	Shares	Amount	Earnings	Equity
Balance as of January 1, 2015	53	$ 537,821	$ 3,598,804	$ 4,136,625
Distributions	-	-	(1,212,407)	(1,212,407)
Net income	-	-	1,192,698	1,192,698
Balance as of December 31, 2015	53	537,821	3,579,095	4,116,916
Distributions	-	-	(1,343,801)	(1,343,801)
Net income	-	-	939,876	939,876
Balance as of December 31, 2016	53	$ 537,821	$ 3,175,170	$ 3,712,991

See accompanying notes to financial statements.

Hausmann Industries, Inc.
Statements of Cash Flows
For the Years Ended December 31,

	2016	2015
Cash flows from operating activities:		
Net income	$ 939,876	$ 1,192,698
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	250,395	234,145
Bad debt expense	3,563	10,806
Decrease (increase) in:		
Accounts receivable	(144,180)	(133,976)
Inventories	230,225	(172,660)
Prepaid expenses and other current assets	22,867	49,792
Increase (decrease) in:		
Accounts payable	(186,918)	267,482
Accrued expenses	(53,096)	58,572
Net cash provided by operating activities	1,062,732	1,506,859
Cash flows from investing activities:		
Purchases of property and equipment	(11,285)	(188,521)
Cash flows from financing activities:		
Distributions to stockholders	(1,343,801)	(1,212,407)
Payments on long-term debt	(55,846)	(53,179)
Net cash used in financing activities	(1,399,647)	(1,265,586)
Net change in cash and cash equivalents	(348,200)	52,752
Cash and cash equivalents, beginning of year	792,128	739,376
Cash and cash equivalents, end of year	$ 443,928	$ 792,128
Supplemental disclosure of cash flow information:		
Cash paid for interest	$ 12,217	$ 14,884

See accompanying notes to financial statements.

Note 1 – Description of Organization and Summary of Significant Accounting Policies

Organization

Hausmann Industries, Inc. (the Company) was incorporated on December 20, 1965 as a New Jersey corporation. The Company is a manufacturer of medical, therapy, and athletic training equipment, selling to dealers and distributors primarily in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates. The significant estimates made by management include the allowance for doubtful accounts receivable, inventory reserves, warranty accruals, and the estimated useful lives and potential impairment of property and equipment.

Concentrations of Credit Risk

The Company maintains its cash and cash equivalents in bank deposit accounts which, at times, exceed federally insured limits. To date, the Company has not experienced a loss or lack of access to its invested cash and cash equivalents; however, no assurance can be provided that access to the Company's invested cash and cash equivalents will not be impacted by adverse conditions in the financial markets.

In the normal course of business, the Company provides credit terms to its customers and generally requires no collateral. Concentrations of sales were as follows for the years ended December 31:

2016		2015	
Customer A	17%	Customer A	17%
Customer B	14%	Customer B	15%

Concentrations of accounts receivable were as follows as of December 31:

2016		2015	
Customer A	18%	Customer B	27%
Customer B	17%	Customer A	16%

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities to the Company of three months or less to be cash equivalents. As of December 31, 2016 and 2015, cash equivalents consisted of money market funds totaling $254,386 and $251,850, respectively.

Note 1 – Description of Organization and Summary of Significant Accounting Policies – *Continued*

Accounts Receivable

Accounts receivable are due from dealers and distributors. Credit is extended based on evaluation of a customer's financial condition and collateral is generally not required. Accounts receivable are recorded at the amounts the Company expects to collect on balances outstanding, which are net of allowances for doubtful accounts. The Company estimates the allowance for doubtful accounts based on the current creditworthiness and financial position of the customers, age of the customer's receivables and changes in the customer's payment schedules and histories. In addition, the Company closely monitors outstanding balances and charges off all balances when management determines the probability of collection is remote. Generally, accounts receivable are due within 30 to 60 days. Accounts receivable balances outstanding longer than the contractual payment terms are considered past due.

Inventories

Inventories consist of raw materials, work in process, and finished goods, and are stated at the lower of cost or market. Cost is recorded using the weighted-average method. The Company reviews inventories for excess supply, obsolescence and valuations above estimated realizable amounts and provides a reserve sufficient to cover these items. Management determined no reserve was necessary as of December 31, 2016 and 2015.

Warranty Obligations

Warranty obligations, under which the Company agrees to remedy defects in materials and workmanship of its products, are estimated and accrued. Warranty accruals are based on the estimated costs of fulfilling the obligations. The estimated warranty accrual was $50,000 as of December 31, 2016 and 2015 included in accrued expenses in the accompanying balance sheets.

Property and Equipment

Property and equipment are recorded at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The estimated useful lives are as follows:

Machinery and equipment	7 years
Buildings	31.5 years
Office equipment	3 years
Furniture and fixtures	5 years

Expenditures that materially increase values or capacities or extend useful lives of property and equipment are capitalized. Routine maintenance, repairs, and renewal costs are expensed as incurred. Upon sale or other retirement of depreciable property, the cost and accumulated depreciation are removed from the related accounts and any gain or loss is reflected in the statements of income.

Note 1 – Description of Organization and Summary of Significant Accounting Policies – *Continued*

Impairment of Long-Lived Assets

The Company reviews its property and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may be impaired. If it is determined that the estimated undiscounted future cash flows are not sufficient to recover the carrying value of the asset, an impairment loss is recognized in the statements of income for the difference between the carrying value and the fair value of the asset. Management does not consider any of the Company's assets to be impaired as of December 31, 2016 and 2015.

Revenue Recognition

Revenue for sales of product is recognized when a valid purchase order has been received, risk of loss and title have passed to the customer, the selling price is fixed or determinable, and collection is reasonably assured. Amounts billed for shipping and handling of products are recorded as sales revenue.

Sales Tax

The Company accounts for sales tax on a net basis.

Shipping and Handling Costs

The Company classifies freight billed to customers as a reduction to the related expense.

Advertising

Advertising costs are expensed as incurred. Advertising expenses totaled approximately $174,000 and $134,000 for the years ended December 31, 2016 and 2015, respectively.

Income Taxes

The Company, with the consent of its stockholders, has elected under the Internal Revenue Code to be an S Corporation. In lieu of corporate income taxes, the individual shareholders of an S Corporation are taxed on their proportionate share of the Company's taxable income.

The guidance followed by the Company on accounting for uncertainty in income taxes recognized in financial statements prescribes a more likely than not recognition threshold for financial statement recognition and measurement of a tax position taken, or expected to be taken, in a tax return and also provides guidance on various related matters such as interest and penalties and disclosure. Management has concluded that there are no significant uncertain tax positions requiring disclosure.

Note 1 – Description of Organization and Summary of Significant Accounting Policies – *Continued*

Subsequent Events

Management has evaluated events and transactions for potential recognition or disclosure through March 30, 2017, which is the day the financial statements were available to be issued.

Note 2 – Inventories

Inventories consisted of the following as of December 31:

	2016	2015
Raw materials	$ 1,250,239	$ 1,423,660
Work-in-process	198,131	221,829
Finished goods	485,743	518,849
	$ 1,934,113	$ 2,164,338

Note 3 – Property and Equipment

Property and equipment consisted of the following as of December 31:

	2016	2015
Machinery and equipment	$ 2,482,560	$ 2,478,970
Buildings	1,474,912	1,474,912
Office equipment	96,005	88,310
Furniture and fixtures	62,708	62,708
Land	130,470	130,470
	4,246,655	4,235,370
Less accumulated depreciation	(3,562,436)	(3,312,041)
	$ 684,219	$ 923,329

Depreciation expense on property and equipment for the years ended December 31, 2016 and 2015 was $250,395 and $234,145, respectively.

Note 4 – Line of Credit

The Company has a revolving line-of-credit arrangement with a financial institution. The borrowing capacity of the line of credit is $1,000,000, expiring June 30, 2017. Borrowings made under the line of credit accrue interest at LIBOR plus 3.00% (3.77% as of December 31, 2016). The line of credit is guaranteed by one of the principal stockholders of the Company. As of December 31, 2016 and 2015, no borrowings were outstanding under the line of credit.

Note 5 – Long-Term Debt

In connection with the purchase and installation of solar energy equipment, the Company entered into a loan agreement with the New Jersey Economic Development Authority that is noninterest bearing with payments of $5,672 due monthly through February 2020. The Company recorded the value of the solar energy equipment at its present value using a discount rate of 5.35%. The loan is collateralized by the solar energy equipment and first assignment in the solar renewable energy certificates issued by the New Jersey Solar Energy Certificates Program Administrator. The loan has certain financial covenants. Management believes that the Company was in compliance with those covenants as of December 31, 2016.

Maturities of long-term debt as of December 31, 2016 were as follows:

Years Ending December 31,	
2017	$ 59,171
2018	62,415
2019	65,837
2020	5,895
	$ 193,318

Note 6 – Union Contract

The Company is party to a union contract, covering approximately 60% of its employees. The contract expires February 28, 2019.

Note 7 – 401(k) Profit Sharing Plan

The Company has a 401(k) profit sharing plan which covers substantially all employees. The plan provides for eligible employee deferrals not to exceed the maximum amount allowed by the Internal Revenue Service for income tax purposes and a matching contribution from the Company equal to 50% if an eligible participant's contributions not to exceed 6% of the participant's compensation. The Company's matching contributions for the year ended December 31, 2016 and 2015 were $118,072 and $121,179, respectively.

The Plan also allows for discretionary profit sharing contributions to be made by the Company. The Company's profit sharing contributions for the year ended December 31, 2016 and 2015 were $297,309 and $267,996, respectively.

Note 8 – Subsequent Events

On March 21, 2017, the Company entered into an agreement to be acquired by Dynatronics Corporation.